601 Congress Street Boston, Massachusetts 02210-2805

September 28, 2015

Securities and Exchange Commission

Washington, DC 20549

RE:	John Hancock Bond Trust (File No. 811-03006)

John Hancock Collateral Trust (File No. 811-23027)

John Hancock California Tax-Free Income Fund (File No. 811-05979)

John Hancock Capital Series (File No. 811-01677)

John Hancock Current Interest (File No. 811-02485)

John Hancock Emerging Markets Income Fund (File No. 811-22586)

John Hancock Exchange-Traded Fund Trust (File No. 811-22733)

John Hancock Financial Opportunities Fund (file No. 811-08568)

John Hancock Floating Rate High Income Fund (File No. 811-22879)

John Hancock Funds II (File No. 811-21779)

John Hancock Funds III (File No. 811-21777)

John Hancock Hedged Equity & Income Fund (File No. 811-22441)

John Hancock Income Securities Trust (File No. 811-04186)

John Hancock Investment Trust (File No. 811-00560)

John Hancock Investment Trust II (File No. 811-03999)

John Hancock Investment Trust III (File No. 811-04630)

John Hancock Investors Trust (File No. 811-04173)

John Hancock Municipal Securities Trust (File No. 811-05968)

John Hancock Preferred Income Fund (File No. 811-21131)

John Hancock Preferred Income Fund II (File No. 811-21202)

John Hancock Preferred Income Fund III (File No. 811-21287)

John Hancock Premium Dividend Fund (File No. 811-05908)

John Hancock Sovereign Bond Fund (File No. 811-02402)

John Hancock Strategic Diversified Income Fund (File No. 811-22675)

John Hancock Strategic Series (File No. 811-04651)

John Hancock Tax-Advantaged Dividend Income Fund (File No. 811-21416)

John Hancock Tax-Advantaged Global Shareholder Yield Fund (File No. 811-22056)

John Hancock Variable Insurance Trust (File No. 811-04146)

(collectively the “Registrants” or the “Assured”)

Dear Sir/Madam:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1.	A copy of Endorsement / Rider No. 15 to the Registrants’ joint bond no. 81906724 regarding name of Assured.

2.	A copy of the resolutions of the Board of Trustees approving the endorsement.

3.	A copy of the agreement the Registrants entered into pursuant to paragraph (f) of Regulation 17g-1.

/s/ Betsy Anne Seel

Betsy Anne Seel

Assistant Secretary

AON RISK SERVICES NE (FSG POLICY INTAKE FACILITY)
ATTN:	Drew Sullivan
4 OVERLOOK POINT
LINCOLNSHIRE, IL 60069

INSURED:	JOHN HANCOCK FUNDS
PRODUCT:	DFIBond
POLICY NO:	81906724
TRANSACTION:	ENDT_CORR

FEDERAL INSURANCE COMPANY

Endorsement No:	15

Bond Number:	81906724

NAME OF ASSURED: JOHN HANCOCK FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

JOHN HANCOCK FUNDS listed as the Named Assured on the Declarations Page
Includes the following Trusts:

John Hancock Collateral Trust

John Hancock Financial Opportunities Fund
John Hancock Bond Trust
John Hancock California Tax-Free Income Fund
John Hancock Capital Series
John Hancock Current Interest
John Hancock Emerging Markets Income Fund
John Hancock Flexible Income Opportunities Fund

John Hancock Floating Rate High Income Fund
John Hancock Hedged Equity & Income Fund
John Hancock Income Securities Trust
John Hancock Investment Trust
John Hancock Investment Trust II
John Hancock Investment Trust III
John Hancock Investors Trust
John Hancock Municipal Securities Trust
John Hancock Preferred Income Fund
John Hancock Preferred Income Fund II
John Hancock Preferred Income Fund III
John Hancock Premium Dividend Fund
John Hancock Series Trust
John Hancock Sovereign Bond Fund
John Hancock Strategic Diversified Income Fund
John Hancock Strategic Series
John Hancock Tax-Advantaged Dividend Income Fund
John Hancock Tax-Advantaged Global Shareholder Yield Fund
John Hancock Tax-Exempt Series Fund

JOHN HANCOCK FUNDS II
JOHN HANCOCK FUNDS III
JOHN HANCOCK VARIABLE INSURANCE TRUST

Effective July 13, 2015:
John Hancock Exchange-Traded Fund Trust

This Endorsement applies to loss discovered after 12:01 a.m. on July 13, 2015.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 25, 2015

By: /s/ Paul N. Morrissette
Authorized Representative

Approval of the Addition of John Hancock Exchange-Traded Fund Trust and each of its series to Existing Joint Fidelity Bond

RESOLVED, that after due consideration to all relevant factors, the officers of the Trust are authorized and directed to take such actions as are necessary, desirable or appropriate (which actions may include the payment of any related additional premiums) to include each New Fund under the terms of the John Hancock Funds’ existing joint fidelity bond, Trustees’ and officers’ liability policy, and independent directors liability insurance policy;

FURTHER RESOLVED, that the addition of the New Funds to the current joint fidelity bond, which complies with Rule 17g-1 under the 1940 Act, is approved after consideration of all factors deemed relevant by the Board, including but not limited to the value of the estimated assets of each New Fund, the amount of the premium for the bond, the type and terms of the arrangements made for the custody and safekeeping of each New Fund’s assets, and the nature of the securities of each New Fund;

FURTHER RESOLVED, that the Joint Fidelity Bond Agreement for the John Hancock Funds is approved with respect to the Trust.

Agreement Relating to Joint Insured Bond

WHEREAS, each of the parties hereto is a named insured under a “joint insured bond,” as that term is defined in Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, Rule 17g-1(f) under the 1940 Act requires an agreement between all the named insureds under a joint insured bond;

NOW, THEREFORE, the parties hereto hereby agree as follows:

In the event recovery is received under the joint insured bond as a result of a loss sustained by any two or more of the named insureds, each insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by the undersigned thereunto duly authorized on September 23, 2015.

JOHN HANCOCK VARIABLE INSURANCE TRUST on behalf of each of its Series

JOHN HANCOCK FUNDS II on behalf of each of its Series

John HANCOCK FUNDS III on behalf of each of its series

JOHN HANCOCK BOND TRUST on behalf of each of its series

JOHN HANCOCK CAPITAL SERIES on behalf of each of its series

JOHN HANCOCK CALIFORNIA TAX-FREE INCOME FUND on behalf of each of its series

JOHN HANCOCK COLLATERAL TRUST On behalf of each of its series

JOHN HANCOCK CURRENT INTEREST on behalf of each of its series

JOHN HANCOCK INVESTMENT TRUST on behalf of each of its series

JOHN HANCOCK INVESTMENT TRUST II on behalf of each of its series

JOHN HANCOCK INVESTMENT TRUST III on behalf of each of its series

JOHN HANCOCK MUNICIPAL SERIES TRUST on behalf of each of its series

JOHN HANCOCK SOVEREIGN BOND FUND on behalf of its of its series

JOHN HANCOCK STRATEGIC SERIES on behalf of each of its series

JOHN HANCOCK TAX-EXEMPT SERIES on behalf of each of its series

JOHN HANCOCK EMERGING MARKETS INCOME FUND on behalf of its of its series

JOHN HANCOCK EXCHANGE-TRADED FUND TRUST on behalf of each of its series

JOHN HANCOCK FINANCIAL OPPORTUNITIES FUND on behalf of each of its series

JOHN HANCOCK FLOATING RATE HIGH INCOME FUND On behalf of each of its series

JOHN HANCOCK HEDGED EQUITY & INCOME FUND on behalf of each of its series

JOHN HANCOCK INCOME SECURITIES TRUST on behalf of each of its series

JOHN HANCOCK INVESTORS TRUST on behalf of each of its series

JOHN HANCOCK PREFERRED INCOME FUND on behalf of each of its series

JOHN HANCOCK PREFERRED INCOME FUND II on behalf of each of its series

JOHN HANCOCK PREFERRED INCOME FUND III on behalf of each of its series

JOHN HANCOCK PREMIUM DIVIDEND FUND on behalf of each of its series

JOHN HANCOCK STRATEGIC DIVERSIFIED INCOME FUND on behalf of each if its series

JOHN HANCOCK TAX-ADVANTAGED DIVIDEND INCOME FUND on behalf of each of its series

JOHN HANCOCK TAX-ADVANTAGED GLOBAL SHAREHOLDER YIELD FUND on behalf of each of its series

Executed on behalf of each Trust and its relevant Series referenced above:

By:	/s/ Betsy Anne Seel
Name:	Betsy Anne Seel
Title:	Assistant Secretary